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Derek Dostal
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4322 tel derek.dostal@davispolk.com

January 8, 2021

Re:	Constellation Acquisition Corp I
Draft Registration Statement on Form S-1
Submitted December 8, 2020
CIK No. 0001834032

Mr. Mark Wojciechowski
Mr. John Cannarella
Mr. Kevin Dougherty
Ms. Laura Nicholson

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4628

Ladies and Gentlemen:

On behalf of our client, Constellation Acquisition Corp I, a Cayman exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated January 4, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing publicly the Registration Statement together with this response letter. The Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the revised language addressing a particular comment appears.

Summary, page 1

1. We note your disclosure that Heads! International will provide its executive search and evaluation functions to Constellation on an exclusive basis. Please describe the scope of such exclusivity, and disclose whether there is a written agreement for such exclusivity.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 4, 82 and 83 to remove “on an exclusive basis” or “exclusive” as appropriate.

Mr. Dougherty Ms. Nguyen U.S. Securities and Exchange Commission	2	January 8, 2021

Management, page 101

2. Please disclose the business experience over the last five years for each of your executive officers and/or director nominees. For example, clarify the dates of Martin Weckwerth's experience, and also disclose the business experience of Michael Wunderlich. See Item 401(e) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has updated to clarify the dates of Martin Weckwerth’s experience on page 107 and also disclosed the business experience of Michael Wunderlich on page 108.

*****

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com. Thank you for your time and attention.

Sincerely,

/s/ Derek Dostal

Derek Dostal, Esq.

cc:	Klaus Kleinfeld, Chief Executive Officer
Thomas Stapp, Chief Financial Officer
Constellation Acquisition Corp I